UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One)

   Form 10-K  _X_   Form 20-F__   Form 11-K__  Form 10-Q___    Form N-SAR__



                       For Period Ended: June 30, 1996
                       [  X  ]   Transition Report on Form 10-K
                       [     ]   Transition Report on Form 20-F
                       [     ]   Transition Report on Form 11-K
                       [     ]   Transition Report on Form 10-Q
                       [     ]   Transition Report on Form N-SAR
                       For the Transition Period Ended:
___________________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

   PART I - REGISTRANT INFORMATION

Full Name of Registrant

   U.S. Wireless Data, Inc.

______________________________________________________________________________
  Former Name if Applicable


____5700 Flatiron Parkway, Boulder, CO  80301_________________________________
Address of Principal Executive Office (Street and Number)



______________________________________________________________________________

          PART II - RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be complected. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

X   (b)    The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company was unable to timely file its Form 10-KB for the period ending June 30, 1996 primarily because of its lack of both financial and personnel resources. The Company has operated with minimal staff some time due to its financial difficulties. Michael J. Brisnehan, who became President and CEO of the Company in July 1995, has continued as the chief financial and accounting officer for the Company, making it very difficult to meet the filing deadline for the Company's Form 10-KSB. The Company has not had sufficient time and lacks the financial ability to attract and hire an individual to assume the role of the chief financial officer of the Company. Due to this lack of resource, the Company's independent accountants are unable to complete their audit and opinion required for a timely filing.



PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Michael J. Brisnehan          303                       440-5464
        (Name)            (Area Code)              (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

X  Yes          __ No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?

X  Yes          __ No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
     narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Based upon preliminary draft financial results, the Company will report net income of approximately $150,000 for the fiscal year ended June 30, 1996 as compared to a net loss of $12.2 million for the prior fiscal year ended June 3O, l995. The significant loss in the prior year was attributable to poor operating results from the Company and its wholly-owned subsidiary, Direct Data, Inc. ("Direct Data") as well as a $6 million write-off of goodwill associated with Direct Data's poor operating results.

          During the current fiscal year, the Company incurred a net loss from continuing operations of approximately $1.9 million which was offset by a $2 million gain realized on the dissolution of Direct Data.


          All numbers noted above are estimates based upon preliminary audit results and are subject to adjustment when filed in the Company's Form 10-KSB.


                            U.S. WIRELESS DATA. INC.
                  (Name of Registrant as Specified in Charter)

          has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: September 27, 1996                   By: Michael J. Brisnehan
                                              President & CFO

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.